September 23, 2011

VIA EDGAR

James M. Curtis, Esq.

Office of Chief Counsel

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation
Registration Statement on Form N-2 (File Nos. 333-174784 and 814-00757)

Dear Mr. Curtis:

On behalf of FS Investment Corporation (the “Company”), thank you to you and your colleagues Ms. DiAngelo and Mr. Russo for speaking with us on September 19, 2011 about the remaining issues regarding the Company’s Pre-Effective Amendment No. 1 to Registration Statement on Form N-2 (File Nos. 333-174784 and 814-00757) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”).

We wanted to provide supplementally some additional information and rationale supporting the Company’s view that (i) the total return swap (the “TRS”) entered into by the Company’s direct bankruptcy-remote subsidiary, Arch Street Funding LLC (“Arch Street”), with Citibank, N.A., as counterparty (“Citibank”), should not be treated for financial statement or regulatory purposes as the equivalent of a leveraged direct investment by the Company in the pool of loans that comprise the reference assets for the TRS, and (ii) the Company’s treatment of the cash collateral posted by Arch Street as a qualifying asset under Section 55(a)(6) of the Investment Company Act of 1940, as amended (the “1940 Act”), is appropriate notwithstanding that such cash collateral is reflected in the Company’s financial statements as an amount “due from counterparty,” rather than a cash deposit. We have also included some additional pertinent information that completes our views in (i) and (ii) above.

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James M. Curtis, Esq. September 23, 2011 Page 2

1. The TRS should not be treated for financial statement or regulatory purposes as the equivalent of a leveraged direct investment by the Company in the reference assets.

The TRS is a separate investment instrument held by Arch Street. As previously discussed, the Company does not consider the TRS to be an investment in an eligible portfolio company for purposes of the Company’s compliance with Section 55(a) under the 1940 Act. As such, the Company is aware of no restriction on its ability to invest in the TRS, provided that the value of such investment, together with other investments that do not qualify under Section 55(a), does not exceed 30% of the value of the total assets of the Company.

While some and indeed many of the assets underlying the TRS may be eligible to be treated as investments in eligible portfolio companies by a business development company, this is incidental to the design of the TRS. Significantly, the Company has not sought (nor does it intend) to look through the TRS in an effort to claim that the portion of its TRS exposure allocable to reference assets that would be qualifying assets if held directly should be counted as a qualifying asset.

While the TRS does provide the Company economic exposure to the reference assets that is analogous in certain respects to that which the Company might obtain by borrowing funds from a bank and making a direct investment in the reference assets, it fundamentally remains a different investment with different risks and rewards. Without attempting to catalog all the differences between investment in a TRS and direct leveraged investment in the reference assets underlying the TRS, set forth below are some of the key factors that, in our view, support treating the two differently for financial statement and regulatory purposes.

Ownership. Perhaps most importantly, neither the Company nor Arch Street owns the loans underlying the TRS. Rather, the Company, as the investment manager of Arch Street, selects the loans to which it would like to receive economic exposure through the TRS, and Citibank, as the counterparty to Arch Street under the TRS, may choose to purchase in market transactions the loans underlying the TRS in order to hedge its obligations to Arch Street, although it is important to note that Citibank has the right not to purchase such loans and to accept the fact that its exposure under the TRS is effectively “unhedged” or to dynamically or equitably hedge its exposure under the TRS.1 Under the terms of the TRS, Arch Street only has a contractual right to receive payments from Citibank equal to the interest payable by the issuer of each underlying

[1]

Citibank may also elect to hedge its exposure under the TRS indirectly by investing in index instruments, options or other financial instruments that are designed to approximate the financial performance of the loans underlying the TRS or other financial instruments which are expected to behave in a manner similar to such underlying loans.

James M. Curtis, Esq. September 23, 2011 Page 3

loan with respect to the notional value of loans subject to the TRS and to receive, upon termination of the TRS with respect to any underlying loan, any increase in the market value of such loan during the term of the TRS, while avoiding several deleterious attributes of loan ownership. In exchange for this economic exposure, Arch Street has agreed to pay Citibank LIBOR + 1.25% on the full notional value of the TRS and, upon termination of the TRS with respect to any underlying loan, any decrease in the market value of such underlying loan during the term of the TRS.

In our conversation on September 19, 2011, members of the Staff appeared to suggest that the Company’s basket of rights under the TRS may be equivalent to full loan ownership and, accordingly, that the Company’s financial statements should reflect an ownership interest in such loans, that the non-collateralized portion of the notional amount of the TRS may be viewed as secured indebtedness of the Company, and that the Company’s public disclosures should clearly reflect such ownership interest, indebtedness and the related risks thereof. The Company respectfully submits that its interest in the TRS and the economic exposure to the loans underlying the TRS is not the same as “ownership” based on common understandings of that term under established legal, accounting and financial guidance.

First, the Company’s economic interest in the performance of the underlying loans is strictly limited in time. Second, while the Company serves as investment manager to Arch Street and in that capacity selects which loans underlie the TRS (subject to such selections meeting criteria set forth in the TRS), Citibank, rather than the Company or Arch Street, purchased (or elected not to purchase) such loans for its own account and has ultimate decision-making authority (through its contractual consent rights) as to which loans serve as underlying assets for the TRS. Third, none of the Company, Arch Street or the Company’s investment adviser has consent or other rights attributable to ownership of the loans during the duration of the TRS. Fourth, none of the Company, Arch Street or the Company’s investment adviser has an option or other right to acquire any ownership interest in the loans upon the expiration of the TRS. Accordingly, even if one were to take an expansive view of the meaning of the term “ownership” and collapse all of the Company’s contractual interests in the underlying loans, neither the Company nor Arch Street would have a full economic interest in such loans.

In addition, the Company’s and Arch Street’s indirect interest in such loans is limited to economic rights. With respect to the loans underlying the TRS, none of the Company, Arch Street or the Company’s investment adviser has any legal right to vote as a lender, to negotiate with the borrowers, to provide input with respect to restructuring or insolvency proceedings or otherwise to represent the interests of a lender. None of the Company, Arch Street or the Company’s investment adviser has any ongoing relationship with the borrowers as agent under the loans, nor do any of them have any ongoing relationship with Citibank with respect to such loans as servicer or otherwise. Lastly, none of them has dispositive power with respect to the

James M. Curtis, Esq. September 23, 2011 Page 4

loans, which power is vested fully with Citibank. As is the case with many derivative instruments, the terms of the TRS were designed to convey to Arch Street, as one party, a strictly defined interest in one facet of ownership, namely economic participation, while Citibank, as counterparty, to the extent it chooses to own such loans, retains all other attributes of ownership in the loans (including the right to convey such ownership attributes to another person). In all of these ways, the Company’s interest in the loans underlying the TRS is clearly distinguishable from that of a traditional owner of a loan.

The TRS arrangement clearly benefits the Company and its stockholders. In this respect, the TRS provides that Arch Street may terminate the TRS at any time. If the market for loans of the type underlying the TRS were to suffer a steep decline in value, or if the secondary loan market were to face a liquidity crisis of the type experienced in 2008, Arch Street could terminate the TRS at will. While Citibank would then be compensated through the termination fee provided by the TRS, and partially protected from loss through its receipt of a portion of the cash collateral pledged under the TRS representing the decrease in market value of the loans subject to the TRS through the date of such termination, Citibank (and not Arch Street or the Company) would be faced with the challenge of monetizing its remaining investment in the underlying loans if it chooses to hold such loans beyond the effective termination date of the TRS. Neither the Company nor Arch Street would have any continuing obligation under the TRS or to Citibank. Moreover, from the perspective of the Company’s stockholders, the TRS has the added advantage of eliminating management fees that would otherwise be payable by the Company to the Company’s investment adviser in respect of the loans underlying the TRS if the Company had acquired ownership of such loans.

Given its delimited economic interest in the loans underlying the TRS, the Company further submits that any characterization of itself as owner of such loans in its financial statements would be potentially misleading to investors, who might construe the nature of such interest to be more than it is. If, as the Staff appeared to suggest on the call of September 19, 2011, the Company were to include the underlying loans on its balance sheet and contrive a presentation suggesting that the difference between the cash collateral amount and the notional amount of the TRS is equivalent to “indebtedness” of the Company, this would necessarily suggest to investors that the Company has greater assets than it does, would confuse investors with respect to the calculation of its advisory fees and would require voluminous and otherwise unnecessary risk disclosure to clarify relationships which are now clearly expressed in the Company’s disclosure. Moreover, such presentation would be inconsistent with U.S. generally accepted accounting principles and U.S. market practice in accounting for interests in derivative instruments.

Indebtedness. Also importantly, the potential exposure of Arch Street (and indirectly the Company) to Citibank under the TRS is in no means comparable to the liability it would have had to Citibank or another lender had it borrowed the amount necessary to acquire the reference assets

James M. Curtis, Esq. September 23, 2011 Page 5

for the Company’s account. First, the Company’s potential loss on the TRS is limited to the amount it has invested at any time in Arch Street. Second, Arch Street’s exposure under the TRS is itself much less than the liability it would have incurred had it borrowed the funds necessary to acquire the reference assets. In this respect, under the terms of the TRS, Arch Street may terminate the TRS at any time, subject to payment of a termination fee, the calculation of which the Company described in its letter dated September 12, 2011, and the potential loss of posted cash collateral on the date of termination if Citibank’s efforts to liquidate the collateral resulted in losses. Accordingly, if the value of the securities underlying the TRS were to erode, Arch Street could, and would expect to, terminate the TRS and limit its losses thereunder. This ability to limit its exposure under the TRS contrasts sharply with traditional indebtedness for borrowed money, the amount of which is fixed by contract and outside of the control of the borrower, or actual ownership of (or a long position in) other assets.

While there is economic leverage imbedded in the TRS, the potential risks to the Company from that economic leverage is properly addressed through the application of Investment Company Act Release No. 10666 and subsequent Staff no-action guidance with respect to when a derivative need not be treated as a senior security for purposes of the asset coverage requirements of Section 18 (made applicable to business development companies by Section 61) of the 1940 Act. While not discussed during our conversation on September 19, 2011, Arch Street’s exposure under the TRS is over-collateralized such that the TRS should not be considered a senior security. As discussed in the existing disclosure appearing in the Registration Statement, at the time each underlying loan is added to the TRS (and, therefore, the mark-to-market exposure under the TRS with respect to such loan is zero), Arch Street is initially required to post as collateral between 20-25% of the market value of the loan subject to the TRS. Periodically, should the market value of such loan decline below its initial value at the time it became subject to the TRS, Arch Street is required to post additional cash collateral equal to the decline in the market value of such loan. Thus, in the aggregate, if at any point in time the aggregate market value of the loans underlying the TRS declines below their initial market value at the time each such loan became subject to the TRS, the value of collateral posted by Arch Street will be equal to its then exposure to Citibank under the TRS, as if the TRS was terminated on such date, plus an amount greater than 20% of the then market value of the loans subject to the TRS.

2. In the response letter dated September 12, 2011, the Company described the cash collateral posted by Arch Street as a qualifying asset under Section 55(a)(6). Please explain how this treatment is consistent with the fact that such cash collateral is reflected in the Company’s financial statements as an amount “due from counterparty,” rather than a cash deposit.

Citibank, as secured party, holds the cash collateral pledged by Arch Street during the term of the TRS and is entitled either to hold the posted collateral or appoint a custodian to hold such

James M. Curtis, Esq. September 23, 2011 Page 6

collateral under the terms of the TRS. The cash collateral posted by Arch Street under the TRS is included as a cash asset on the Company’s balance sheet and is therefore considered a qualifying asset pursuant to Section 55(a)(6) of the 1940 Act. The cash is identified as “due from counterparty” to reflect the fact that this cash is subject to Citibank’s security interest and is thus different from the Company’s unrestricted cash. Despite Citibank’s security interest in the cash collateral, the cash is still an asset of Arch Street unless and until the TRS is terminated, in whole or in part, and any amount becomes due and owing to Citibank, and should not be considered the equivalent of a receivable from Citibank anymore than a cash deposit with the Company’s custodian should be considered a receivable from the custodian.

* * * * * * *

If you have any questions, or if you require additional information, please do not hesitate to contact me at (202) 261-3313 or James A. Lebovitz at (215) 994-2510.

Sincerely,

/s/ Thomas Friedmann
Thomas Friedmann

Cc:	Christina DiAngelo
Jaime Eichen
James O’Connor, Esq.
John Russo

U.S. Securities and Exchange Commission

Gerald F. Stahlecker

FS Investment Corporation

James A. Lebovitz, Esq.
David J. Harris, Esq.
M. Holland West, Esq.

Dechert LLP